November 13, 2014

By Hand and EDGAR

United States Securities and Exchange Commission,

        Division of Corporation Finance,

                100 F Street N.E.,

                        Washington, D.C. 20549.

Attention:	J. Nolan McWilliams Attorney-Advisor

Re:	Fiat Chrysler Automobiles N.V. Registration Statement on Form F-4 (File No. 333-199285)

Dear Mr. McWilliams:

On behalf of our client, Fiat Chrysler Automobiles N.V. (the “Registrant”), we are writing to respond to the letter, dated November 5, 2014, from the Staff of the Securities and Exchange Commission regarding the above-referenced registration statement on Form F-1 (the “Registration Statement”) that was filed on October 10, 2014. Concurrently with the submission of this letter, the Registrant is filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”). To facilitate the Staff’s review, we are including with this letter hard copies of the Amended Registration Statement.

In addition to the revisions relating to the offering described in the Registration Statement, the Amended Registration Statement has been revised to expand the scope of the common shares offering to cover up to an additional 65 million common shares, as well as an offering of mandatory convertible securities. The offering sections for the mandatory convertible securities are included in the Amended Registration Statement as an annex in an attempt to facilitate the Staff’s review and avoid review of duplicative disclosure.

Securities and Exchange Commission November 13, 2014

General

1.	Your registration statement appears to indicate that you intend to conduct a firm commitment underwritten offering. In your next amendment, please provide all of the information that may not be excluded pursuant to Rule 430A of the Securities Act, including the names of the lead underwriters. In addition, please revise throughout for consistency and clarity regarding the type of offering you intend to conduct. In this regard, we note that on the registration statement you do not check the box to indicate that this offering will be conducted on a delayed or continuous basis pursuant to Rule 415; however, on the prospectus cover page you disclose that you “may offer and sell these securities . . . on a continuous or delayed basis.” To the extent you intend to conduct a firm commitment underwritten offering, please note that we will defer further review of any amendment that does not include the names of the lead underwriters.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure in the Amended Registration Statement including by naming the lead underwriters on the cover page of the prospectus.

2.	We note from the press release dated October 29, 2014 that was filed by FCA (formerly Fiat Investments, N.V.) and which was furnished as an exhibit to the report on Form 6-K filed on October 29, 2014, that you plan to separate Ferrari S.p.A. from FCA and that the separation will be effected through a public offering of FCA’s interest in Ferrari equal to 10% of Ferrari’s outstanding shares and a distribution of FCAs remaining shares to FCA shareholders. We also note that you expect to complete the steps necessary to complete these transactions during 2015 and that you expect to list the Ferrari shares in the United States and possibly a European exchange. Please revise Fiat’s registration statement on Form F-1 to include a recent developments section which discusses these planned transactions including the expected impact of Ferrari’s spin-off on your financial condition and your future results of operations and liquidity.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure in the Amended Registration Statement.

3.	We note that FCA has issued a press release dated October 29, 2014 which includes interim financial statements for the quarter ended September 30, 2014 and has furnished it as an exhibit to the report on Form 6-K filed on October 29, 2014. Given that you have published financial information that covers a more current period than that included in the registration statement, please update the interim financial statements and related financial information included in the filing to include information for the nine month period ended September 30, 2014 and the comparable period of the prior year. Refer to the guidance outlined in Item 8.A.5 of Form 20-F.

Securities and Exchange Commission November 13, 2014

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure in the Amended Registration Statement.

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The Registrant appreciates very much the Staff’s prompt and helpful review of the Registration Statement. Any questions or comments with respect to the responses may be communicated to the undersigned (tel: 212-558-3109 or email: millersc@sullcrom.com). Please send copies of any correspondence relating to this filing to me by email and facsimile (212-291-9101) with the original by mail c/o Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004.

Very truly yours,

/s/ Scott D. Miller

cc:	Sonia Bednarowski
Linda Cvrkel
Claire Erlanger
(Securities and Exchange Commission)

Richard K. Palmer
Giorgio Fossati
Alessandro Gili
(Fiat Chrysler Automobiles N.V.)